AGREEMENT

This agreement dated September 21st, 1998 made between Integrated
Carbonics  Corp.  (Party  A) and YiChang  HengDa  Graphite  Group
Company Ltd. (Party B), executed in Yichang, Hubei Province,  the
PRC.

Whereas the parties have successfully completed negotiations and are desirous of developing a successful business relationship and agree as follows;

They shall establish a cooperative joint venture company with a 30 years term in the County of YiChang and the name of the company shall be Yichang Integrated Carbonics Company Limited, which shall utilize a limited liability company in accordance with the PRC's laws and shall carry out business within the graphite industry in the following scope;

Mining  right  to a 6,000,000 tonne graphite deposit  in  Yichang
County.

8,000   tonne   per  annum  flotation,  mining  and   concentrate
production facility located at the orebody site (A) above.

Drying,   screening,  packing,  and  classification   (15,000tpa)
plants; including a 98-99% high purity plant (leaching) and an expandable graphite plant - capacity 1,000 tpa.

A 1,000 tonne per annum capacity graphite sheet plant comprised of an existing sheet plant and the construction and installation of a second graphite sheet plant.

The parties contributions:

Party A: will invest 55% of the capital in the form of cash and/or equipment as required and has the option to increase its investment to 70%. Party A shall also contribute western standards of management, accounting, technology where required and know how.

Party  B:   will  invest  45% of total capital  in  the  form  of
depreciated assets, inclusive of mining rights and existing operations etal, customers, marketing, management, labour, etc.

Total Investment:

The total investment if 52 million RMB of which 12 million shall be its registered capital. The amount of total investment is suggested by Party B and agreed upon by Party A. This could not be changed unless agreed by both parties.

Board of Directors and Management:

The  board shall be composed of 5 directors; 3 appointed by Party
A and 2 appointed by Party B. The Chairman by Party A, the Vice-chairman by party B. The General Manager shall be appointed by the board as shall the Vice General Manager.

Distribution of Profit:

Party A shall initially receive 75% of the profits until all of its capital investment is repaid, during this period Party B shall receive 25%. Subsequently, Party B shall receive 65% of the profits until its investment is repaid and party A will receive 35% of the profits during this period. Once both parties investments have been fully repaid, profits will be distributed proportionately to their respective investment in the Joint Venture Company.

Marketing Agency:

The parties agree that a marketing agency (independent from the JVC) may be established to co-ordinate sales and marketing and administer the invoicing and collection of sales to customers.

First Right of Refusal:

Party A shall have the first right of refusal to purchase other existing assets of the YiChang Graphite Group or participate in other proposed projects or expansions of either Party B or the YiChang Graphite Group, if or when they become available.

8. This agreement is legally binding upon the parties and may be amended by the formal contract to be drafted by party A's legal counsel within the next tow (2) weeks, and which shall be executed by both parties in YiChang City formally upon the earliest possible convenient date.